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                               October 11, 2022

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       5th Floor, Distrii Center, Silver Court
       No. 218 Xizang South Road, Huangpu District, Shanghai 200021
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed September 16,
2022
                                                            File No. 333-267461

       Dear Jing Hu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed September 16, 2022

       Exhibits

   1. Please refer to Exhibit 99.2, first paragraph on page 5 ("Taxation"), which indicates that statements describing
matters of PRC tax law are correct and accurate. Please revise the opinion to state
clearly that the disclosure in the taxation section of the prospectus is the opinion of counsel. See
Item III.B.2. of Staff Legal Bulletin No. 19.
   2. Please refer to Exhibit 99.2, second paragraph on page 5 ("Statement in the Registration
                                                        Statement"), which
indicates that statements describing or summarizing matters of PRC law are correct and
accurate. Please revise the opinion to address clearly the specific opinions identified
instead of the manner in which such topics are described in the
 Jing Hu
AgiiPlus Inc.
October 11, 2022
Page 2
       prospectus. As non-exclusive examples only, please revise the opinion to cover:
           The statement on page 5 that the operations of AgiiPlus' PRC subsidiaries are not subject to the foreign investment restrictions or prohibitions set
forth in the    negative
           list    currently issued by the State Council and foreign investors are allowed to hold
           100% equity interests of AgiiPlus    PRC subsidiaries;
           The statement on page 7 that each of AgiiPlus and AgiiPlus' PRC subsidiaries is not currently required to obtain any permission or approval from the CSRC or CAC for
           AgiiPlus to issue securities to foreign investors; and The statement on page 8 that under existing PRC foreign exchange regulations,
           payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE.
General

3. We note the investor presentation you filed as a free writing prospectus on September 30,
       2022. We also note your registration statement does not include a price range. Please tell us how you concluded the investor presentation was permissible as a free writing prospectus under Rule 433.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,
FirstName LastNameJing Hu
                                                              Division of
Corporation Finance
Comapany NameAgiiPlus Inc.
                                                              Office of Real
Estate & Construction
October 11, 2022 Page 2
cc:       Guillaume de Sampigny
FirstName LastName